June 26, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1

(Registration Statement No. 333-204812)

Ladies and Gentlemen:

Babcock & Wilcox Enterprises, Inc., a Delaware corporation (“New B&W”), hereby requests that the effectiveness of its Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 30, 2015 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

New B&W acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve New B&W from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	New B&W may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Charlie Haag of Jones Day at 214.969.5148 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

BABCOCK & WILCOX ENTERPRISES, INC.

By:	/s/ J. André Hall
J. André Hall Senior Vice President, General Counsel and Corporate Secretary